This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended	Filer: Terra Networks, S.A.
Issuer: Telefonica, S.A.
Subject of the offer: Terra Networks, S.A. Commission File Number: 000-28011

TERRA NETWORKS, S.A., pursuant to the provisions of article 82 of the Stock Market Act, hereby communicates the following

RELEVANT FACT

The Board of Directors of TERRA NETWORKS, S.A. at its meeting held on April 20, 2005, has approved, among others decisions, to call the 2005 Annual General Shareholders’ Meeting for June 2, 2005 at first and sole call, with the Agenda attached to this communication.

Madrid, April 25, 2005

José F. Mateu Isturiz

General Counsel and Secretary of the Board of Terra Networks, S.A.

TERRA NETWORKS, S.A.

Annual Shareholders’ Meeting

By virtue of a decision adopted by the Board of Directors of Terra Networks, S.A., the shareholders are called to the Annual Shareholders’ Meeting, to be held in Barcelona at Palau Sant Jordi, - sala Barcelona’92 - Passeig Olímpic 5-7, Barcelona, on June 2, 2005, at 12:00 Noon, on the first and only call, in order to debate and resolve on the items on the following:

AGENDA

I.	Examination and, if appropriate, approval of the financial statements and management report, both of Terra Networks, S.A. and of its consolidated group, as well as the proposed distribution of income and the conduct of business by its Board of Directors, all in relation to 2004.

II.	Reappointment, ratification and, if appropriate, appointment of Directors.

III.	Shareholders’ remuneration: distribution of dividends with a charge to the additional paid-in capital reserve.

IV.	Appointment of auditor of Terra Networks, S.A. and its consolidated group of companies.

V.	Examination and approval, if applicable, of the Merger Plan of Telefónica, S.A. and Terra Networks, S.A. and approval, as the Merger Balance Sheet, of Terra Networks, S.A.’s Balance Sheet closed on December 31, 2004. Approval of the merger between Telefónica, S.A. and Terra Networks, S.A. by means of the absorption (absorción) of the latter by the former, with the extinction of Terra Networks, S.A. and the en bloc transfer, by universal succession, of all of its assets and liabilities to Telefónica, S.A., stating that the exchange of shares will be fully satisfied by means of the delivery of Telefónica S.A.´s treasury shares, all in accordance with the Merger Plan. Application of the special tax regime set forth in Chapter VIII of Title VII of the Restated Text of the Companies Income Tax Law in connection with the merger. Establishment of procedures to facilitate the exchange of shares. Delegation of powers.

VI.	To consent to and approve, as far as necessary, the resolutions to be adopted by the Annual Shareholders’ Meeting of Telefónica, S.A. under items IV and VII of the Agenda for the Meeting relating to: (i) Appointment of Directors; and (ii) Capital reduction by means of the retirement of treasury stock, with the exclusion of the right of creditors to object, re-wording the Article in the Corporate Bylaws relating to capital stock.

VII.	Delegation of powers to formalize, interpret, rectify and implement the resolutions adopted by the Shareholders’ Meeting.

Involvement of notary

The Board of Directors of the Company has resolved to request a notary to attend to draw up Minutes of the Shareholders’ Meeting.

Right to information

In conformity with the provisions of the applicable legislation, it is stated for the record that, as soon as this call notice has been published, the shareholders have the right to inspect and obtain at the Company’s registered office, or to request the Company to send them, immediately and at no charge, the following documents:

•	The individual financial statements and the proposed distribution of income of Terra Networks, S.A., and the consolidated financial statements of the group of companies, of which Terra Networks, S.A. is the parent company, all in relation to 2004.

•	The management report of Terra Networks, S.A. and the consolidated management report of the group of companies, of which Terra Networks, S.A. is the parent company, relating to that fiscal year.

•	The audit reports issued by the auditors “Deloitte, S.L.” on the individual financial statements of Terra Networks, S.A. and on the consolidated financial statements of its group, relating to the same fiscal year.

•	The full wording of the proposed resolutions on the items on the Agenda approved by the Board of Directors to be submitted for debate and, if appropriate, approval by the Shareholders’ Meeting, as well as the mandatory reports, if any.

•	The annual corporate governance report approved by the Board of Directors of Terra Networks, S.A. on April 20, 2005.

•	In relation to item VI on the Agenda, the complete wording of the proposed resolutions on items IV and VII on the Agenda to be adopted by the Annual Shareholders’ Meeting of Telefónica, S.A. approved by the Company’s Board of Directors for submission to deliberation and, if appropriate, approval by the Annual Shareholders’ Meeting of Telefónica, S.A., as well as any required reports.

Also, in relation to item V on the Agenda relating to the examination and, if appropriate, approval of the merger by absorption of Terra Networks, S.A. into Telefónica, S.A. and in conformity with the provisions of Articles 238 and 240.2 of the Corporations Law, it is stated for the record that all shareholders, debenture-holders and holders of special rights other than shares hereafter have the right, as do the employee representatives, to inspect at the registered office and request the delivery or sending, at no charge, of the following documentation referred to in Article 238:

(a) Merger plan.

(b) Report of an independent expert on the merger plan.

(c) Report of the Directors of Terra Networks, S.A. and of Telefónica, S.A. on the merger plan.

(d) Financial statements and management reports for the last three fiscal years of Terra Networks, S.A. and of Telefónica, S.A., with the related auditors’ reports.

(e) The merger balance sheets of Terra Networks, S.A. and of Telefónica, S.A., which correspond to the last annual balance sheet as of December 31, 2004 of each company to be approved by the respective Shareholders’ Meetings, with the related auditors’ reports.

(f) Current bylaws of Terra Networks, S.A. and of Telefónica, S.A. There are not expected to be any alterations to the bylaws of Telefónica, S.A., the absorbing company, as a result of the merger. Nonetheless, it is stated for the record that the Annual Shareholders’ Meeting of Telefónica, S.A. will deliberate on the capital reduction and subsequent rewording of Article 5 of the Corporate Bylaws under item VII on the Agenda of said Shareholders’ Meeting, and that the resolutions proposed by the Board of Directors of Telefónica, S.A. on the aforesaid item VII on the Agenda and the related Report of the Directors with respect thereto will be included among the available documentation.

(g) List of first names, last names, and ages, in the case of individuals, or corporate name, in the case of legal entities, and in either case, the nationalities and addresses of the Directors of Terra Networks, S.A. and of Telefónica, S.A., as well as the date since which they have held office and, if appropriate, the same details for those who are to be proposed as Directors as a result of the merger. No Directors are expected to be appointed at Telefónica, S.A. as a result of the merger. Nonetheless, it is stated for the record that the Annual Shareholders’ Meeting of Telefónica, S.A. will deliberate on the re-appointment, ratification and appointment, if appropriate, of Directors under item IV of the Agenda of said Shareholders’ Meeting, and that the resolutions proposed by the Board of Directors of Telefónica S.A. on the aforesaid item IV on the Agenda, which includes information relating to the new Directors, will be included among the available documentation.

All the aforementioned documents will be accessible telematically on the Company website (www.terranetworks.com).

In conformity with the provisions of Article 112.1 of the Corporations Law, up to the seventh day prior to that set for holding the Shareholders’ Meeting, the shareholders may request, by filling out the form included for that purpose on the Company website, or by mailing a letter to the address for the Company’s registered office at Calle Nicaragua 54, Barcelona, zip code 08029, or to the offices of the Company at Pozuelo de Alarcón (Madrid), Vía de las Dos Castillas, 33, Edificio Ática 1, código postal 28224, in either case, marked for the attention of the Shareholder Information Service (Servicio de Atención al Accionista), such information or explanations as they may require, or put such questions as they see fit, on the items on the Agenda or on any publicly-accessible information furnished by Terra Networks, S.A. to the Spanish National Securities Market Commission since June 22, 2004, the date of the last Shareholders’ Meeting.

Right to attend and to grant a proxy

The Shareholders’ Meeting called may be attended by shareholders if they hold at least 25 shares recorded in their name on the relevant book-entry register five days before it is held, and provide evidence thereof by means of the appropriate attendance card or certificate issued by any of the custodian entities participating in Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores (IBERCLEAR), or by any other means admitted by the legislation in force.

All shareholders with the right to attend may be represented at the Shareholders’ Meeting by another person, who need not be a shareholder. A proxy may be granted by means of the express delegation of authority printed on the attendance card or by any other legally admitted means. Documents recording proxies for the Shareholders’ Meeting will contain instructions on how to vote, and in the absence of express instructions, it is assumed that the proxy-holder will vote for the resolutions proposed by the Board of Directors on the items on the Agenda, and as the proxy-holder sees fit in relation to any other business that may be put to a vote at the Meeting and was not on the Agenda and thus not known on the date on which the proxy was granted. If the delegation of authority does not indicate the specific holder of the proxy granted by the shareholder, the proxy will be deemed granted to the Chairman of the Company’s Board of Directors or to his substitute, if any, chairing the Shareholders’ Meeting.

Shareholders without the minimum number of shares required to attend may grant a written proxy to a shareholder entitled to attend, or group together with other shareholders in the same situation until the necessary number of shares is achieved, and grant a written proxy to one of them.

References to the plan for the merger by absorption of Terra Networks, S.A. into

Telefónica, S.A.

For the purposes of the provisions of Article 240.2 of the Revised Corporations Law, the details of the minimum references statutorily required for the merger plan are included as follows:

1)	The participants in the merger by absorption are:

As the absorbing company: Telefónica, S.A. (“Telefónica”), with registered office in Madrid, at calle Gran Vía, 28, incorporated in perpetuity under a deed executed in the presence of the Madrid notary Alejandro Roselló Pastor on April 19, 1924, under protocol number 141. Telefónica is registered at the Madrid Mercantile Registry in volume 12,534, on sheet 21, page M-6164. Its Taxpayer Identification Number is A-28015865.

As the absorbed company: Terra Networks, S.A. (“Terra”), with registered office in Barcelona, at calle Nicaragua, 54, incorporated in perpetuity as Telefónica Comunicaciones Interactivas, S.A., under a public deed executed in the presence of the Madrid notary José Antonio Escartín Ipiens on December 4, 1998, under number 5,276 of his protocol. Its corporate name was changed to its current name under a public deed executed in the presence of the Madrid notary Francisco Arriola Garrote on October 1, 1999, under number 1,269 of his protocol, and its registered office was relocated to its current address by resolution adopted at the Annual Shareholders’ Meeting held on June 8, 2000, executed in the presence of the Pozuelo de Alarcón notary Nicolás Ferrero López on August 3, 2000, under number 2,893 of his protocol. Terra Networks is registered at the Barcelona Mercantile Registry in volume 32,874, on sheet 165, page B-217925. Its Taxpayer Identification Number is A-82196080.

2)	The exchange ratio for the shares of the merging companies, which was calculated on the basis of the actual net worth of Telefónica and Terra, will be as follows, without any additional cash payment:

Two (2) Telefónica shares, each with a par value of one euro (€1), for every nine (9) Terra shares, each with a par value of two euros (€2).

The calculation of exchange ratio took into account the dividends that the two companies plan to distribute, as referred to in section 8 of the merger plan and in section 4 below of this call notice.

3)	The procedure for exchanging the shares of Terra for Telefónica shares will be as follows:

(a)	After the Shareholders’ Meetings of the two companies have approved the merger and the merger deed has been registered at the Madrid Mercantile Registry (following assessment by the Barcelona Mercantile Registry), the shares of Terra will be exchanged for Telefónica shares.

(b)	The exchange will take place on or after the date indicated in the notices to be published in the Official Mercantile Registry Gazette, in one of the highest circulation daily newspapers in Madrid and Barcelona, and, if necessary, in the Official Gazettes of the Spanish Stock Exchanges. To such end, a financial institution will be designated to act as an Agent and will be indicated in the aforementioned notices.

(c)

The shares of Terra will be exchanged for Telefónica shares through the entities participating in Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (IBERCLEAR), which are the custodians of the shares, in accordance with the procedures established for the book-entry system, in conformity with the provisions of Royal Decree 116/1992, of February 14, and pursuant to the provisions of Article 59 of the Corporations Law insofar as it is applicable.

(d)	Shareholders with shares that represent a fraction of the number of Terra shares set in the exchange ratio may acquire or transfer shares with a view to then exchanging them pursuant to the exchange ratio. Notwithstanding this, the merging companies may establish mechanisms with a view to facilitating the exchange in the case of Terra shareholders with a number of shares which is not a multiple of nine (9), including the designation of a Share Fraction/Residue Agent.

(e)	As a result of the merger, the shares of Terra will become null and void.

As required by the provisions of Article 249 of the Corporations Law and of the legislation on treasury shares, Terra treasury shares or Terra shares in the possession of Telefónica will not be exchanged for Telefónica shares.

4)	To make the exchange of shares under the merger, it is planned that Telefónica will deliver treasury stock to the shareholders of Terra.

Since the Telefónica shares to be used for the exchange are existing shares, of the same class and series as those of the other shares of Telefónica currently issued and allotted, upon delivery they will entitle their holders to participate in corporate income generated as from January 1, 2005, on the same terms as other issued and allotted shares.

All the shares of Telefónica, including those delivered to make the exchange, will participate in distributions made after the registration of the merger deed at the Mercantile Registry with equal rights in proportion to the par value of each share.

It is stated for the record that, pursuant to the provisions of the Merger Plan, Telefónica has made or, as the case may be, plans to make the following distribution of dividends:

(i) Payment on May 13, 2005 of an interim dividend for the year ended December 31, 2004, for a fixed amount of €0.23 per share. Terra shareholders who become Telefónica shareholders as a result of the merger will not benefit from this dividend.

(ii) Distribution of Telefónica treasury shares, in a ratio of one share of treasury Share for every twenty-five shares held by the shareholder, with a charge to the additional paid-in capital reserve. Payment is to be made after the holding of the Shareholders’ Meeting and, in any case, before the registration of the merger at the Mercantile Registry. Terra shareholders who become Telefónica shareholders as a result of the merger will not benefit from this dividend.

(iii) Payment of a dividend with a charge to the additional paid-in capital reserve, for a fixed amount of €0.27 per share. This dividend is to be paid on November 11, 2005, provided that the merger deed has been registered at the Madrid Mercantile Registry before then. Both Telefónica shareholders and Terra shareholders who become Telefónica shareholders as a result of the merger will benefit from this dividend.

In turn, and also as established in the Merger Plan, Terra plans to pay a dividend of €0.60 per share with a charge to the “Additional Paid-in Capital Reserve” account, subject to approval by its Annual Shareholders’ Meeting. Only Terra shareholders will benefit from this distribution.

5)	January 1, 2005, is set as the date from which Terra’s transactions will be deemed performed for accounting purposes for the account of Telefónica.

6)	There are no special shares at Terra. There are no holders of special rights other than shares either, except for those relating to the beneficiaries (employees, executives and directors of the Terra Group companies) of the Terra stock option plans referred to in Section 5 of the Merger Plan. After the merger takes effect, Telefónica will succeed Terra as the obligor under those plans. Terra stock options will be converted automatically into Telefónica stock options, on the terms resulting from the exchange ratio set in the merger plan. All references to Terra or, as the case may be, to Lycos Inc. or to Lycos Virginia, in those stock option plans will be deemed made to Telefónica as from the date of registration of the merger.

The Telefónica shares delivered to the shareholders of Terra by virtue of the merger envisaged in the merger plan will not give their holders any special right whatsoever.

7)	No advantages of any kind will be attributed to the directors of either merging company, or to any independent expert acting in the merger.

For the purposes of the provisions of Article 226 of the Mercantile Registry Regulations, it is stated for the record that the merger plan was deposited at the Madrid and Barcelona Mercantile Registries on March 2 and 3, 2005, respectively, and that the fact of the depositing of the plan was published in the Official Mercantile Registry Gazette on March 14 and 29, 2005, respectively.

SHAREHOLDERS REQUIRING FURTHER INFORMATION CAN CONTACT THE SHAREHOLDER INFORMATION SERVICE AT THE TOLL-FREE TELEPHONE NUMBER 900 500 525, FROM 9 A.M. TO 7 P.M., MONDAY THROUGH FRIDAY.

Madrid, April 20, 2005,

Signed: José Mateu Isturiz, Secretary of the Board of Directors of Terra Networks, S.A.